

August 7, 2013

Via Facsimile
Mr. Patrick de La Chevardière
Chief Financial Officer
Total S.A.
2, Place Jean Millier
La Défense 6
92400 Courbevoie, France

   Re: Total S.A.
     Form 20-F for the Fiscal Year ended December 31, 2012
     Filed March 28, 2013
     File No. 1-10888

Dear Mr. de La Chevardière:

   We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Business Overview, page 12

Oil and Gas Acreage, page 37

1. We note that you have 123 million net undeveloped acres as of year-end 2012 which includes leases and concessions. Please tell us the proved undeveloped reserves, if any, which you have attributed to acreage whose expiration date precedes the scheduled date for initial PUD reserves development.

Number of Net Oil and Gas Wells Drilled Annually, page 38

2.   It appears that you have drilled 131.7, 82.2 and 135.3 net dry development wells in the Americas during 2012, 2011 and 2010, respectively. We see similar results for 2007-2009. Given that development wells are drilled in the proved area of an oil or gas reservoir (see FASB ASC Section 932-235-20 Glossary, page 2 of 8); please explain to us the circumstances of your drilling 326 dry holes of 645 development wells in the last three years. Discuss the disclosure of these dry hole results and costs. We may have further comment.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ronald Winfrey at (202) 551-3704 with questions about engineering comments. Please contact me at (202) 551-3745 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director